Exhibit 1

Grown Rogue Reports First Quarter 2023 Results, Record Operating Cash Flow and Free Cash Flow

●	Revenue of $4.5M compared to $3.7M in Q1 2022, an increase of 21%

●	Operating Cash Flow (OCF), before changes in working capital (WC), of $1.3M compared to $0.5M in Q1 2022, an increase of 176%

●	Free Cash Flow[1] (FCF) of $0.8M, after $0.4M spend on WC and capital expenditures

●	Ended quarter with $3.5M of cash on hand, after $0.4M in debt repayment in the quarter

●	Closed a $2.0M convertible debenture financing at 9% interest and half warrant coverage

Medford, Oregon, March 28, 2023 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company operating in Oregon and Michigan, is pleased to report its fiscal first quarter 2023 results for the three months ended January 31, 2023. All financial information is provided in U.S. dollars unless otherwise indicated.

First Quarter 2023 Financial Summary ($USD Millions)

First Quarter 2023 Summary	Q1 2023	Q1 2022	+/- %
Revenue	4.5	3.7	+21%
aEBITDA	1.3	1.0	+33%
aEBITDA %	29.5%	26.9%	+2.6%
OCF (Before Changes in WC)	1.3	0.5	+176%
OCF %	28.4%	12.5%	+15.9%

Management Commentary

“We continue to demonstrate our operating abilities by generating substantial free cash flow margins while operating in extremely competitive markets. Our financial results for Q1 2023 were improved from Q4 2022 due to of our continued pursuit of operating efficiencies, and a modest increase in average wholesale pricing in Oregon,” said Obie Strickler, CEO of Grown Rogue.

“As we move forward, we are proactively ramping up our genetics programs in both Oregon and Michigan to make sure we stay on the front line of delivering industry-leading quality to our consumers. We believe that our philosophy and practice of constant iteration and improvement will engender more customer trust and deepen the relationship we have with our existing fans,” Mr. Strickler continued.

“Regarding capital allocation, we continue to focus on producing free cash flow to best position ourselves to meet our balance sheet obligations while being prepared for new market opportunities, using only a modest amount on increased working capital. With our internal cash generation and the recent $2M convertible debenture capital raise, we feel confident in our ability to take advantage of high-quality opportunities as they arise.

I want to thank the entire Grown Rogue team for their continued efforts and look forward to updating investors on our new market efforts in due course.”

Oregon Market Highlights ($USD Millions)

Oregon	Q1 2023	Q1 2022	+/- %
Revenue	2.0	1.4	+41%
aEBITDA	0.7	0.4	+79%
aEBITDA Margin %	37.4%	29.4%	+8%

●	#1 Flower brand for seven consecutive quarters, according to LeafLink’s MarketScape data

●	Grown Rogue increased Oregon sungrown capacity with a lease option of 35 additional acres in Oregon’s Rogue Valley, that includes an addition cultivation license

●	Focusing on increasing market share by launching craft pre-roll products in Q2-Q3 2023

Michigan Market Highlights ($USD Millions)

Michigan	Q1 2023	Q1 2022	+/- %
Revenue	2.6	2.3	+10%
aEBITDA	1.1	1.0	+10%
aEBITDA Margin %	43.6%	43.5%	+0.1%

●	Grown Rogue exercised its option and acquired 87% of Canopy Management, LLC resulting in its controlling interest in Golden Harvests, LLC

●	Launching strain specific packaging in Q2-Q3 2023 which has garnered significant interest from customers

Michigan operations are through Golden Harvests, LLC.

Financial Statements and aEBITDA reconciliation

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	January 31, 2023	October 31, 2022
	$	$
ASSETS
Current assets
Cash and cash equivalents	3,488,046	1,582,384
Accounts receivable (Note 18)	1,276,546	1,643,959
Biological assets (Note 3)	1,434,080	1,199,519
Inventory (Note 4)	3,614,247	3,131,877
Prepaid expenses and other assets	362,345	352,274
Total current assets	10,175,264	7,910,013
Property and equipment (Note 8)	7,880,350	7,734,901
Intangible assets and goodwill (Note 9)	725,668	725,668
TOTAL ASSETS	18,781,282	16,370,582

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,664,264	1,821,875
Current portion of lease liabilities (Note 7)	1,280,277	1,025,373
Current portion of long-term debt (Note 10)	1,956,428	1,769,600
Current portion of convertible debentures (Note 11)	194,426	-
Business acquisition consideration payable (Note 5)	360,000	360,000
Unearned revenue	52,318	28,024
Derivative liability (Note 11.1)	721,849	-
Income tax	311,032	311,032
Total current liabilities	6,540,594	5,315,904
Lease liabilities (Note 7)	1,251,759	1,275,756
Long-term debt (Note 10)	339,664	839,222
Convertible debentures (Note 11)	1,062,828	-
TOTAL LIABILITIES	9,194,845	7,430,882

EQUITY
Share capital (Note 12)	21,894,633	21,858,827
Shares issuable (Note 12)	-	35,806
Contributed surplus (Notes 13, 14)	6,560,714	6,505,092
Accumulated other comprehensive loss	(111,035)	(109,613)
Accumulated deficit	(19,531,463)	(21,356,891)
Equity attributable to shareholders	8,812,849	6,933,221
Non-controlling interests (Note 22)	773,588	2,006,479
TOTAL EQUITY	9,586,437	8,939,700
TOTAL LIABILITIES AND EQUITY	18,781,282	16,370,582

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	Three months ended January 31,
	2023	2022
	$	$
Revenue
Product sales	4,530,540	3,732,713
Total revenue	4,530,540	3,732,713

Cost of goods sold
Cost of finished cannabis inventory sold (Note 4)	(2,037,281)	(1,699,026)
Gross profit, excluding fair value items	2,493,259	2,033,687
Realized fair value amounts in inventory sold	(606,715)	(1,010,478)
Unrealized fair value gain on growth of biological assets	630,872	1,289,514
Gross profit	2,517,416	2,312,723
Expenses
Accretion expense	164,108	151,687
Amortization of property and equipment	115,639	52,010
General and administrative	1,535,242	1,603,926
Share-based compensation	55,622	18,487
Total expenses	1,870,611	1,826,110
Income from operations	646,805	486,613
Other income and (expense)
Interest expense	(99,504)	(114,660)
Other income (expense)	223,774	(5,440)
Unrealized loss on marketable securities	-	(167,804)
Unrealized gain on derivative liability	64,360	-
Loss on disposal of property and equipment	(168,144)	(6,250)
Gain from operations before income tax	667,291	192,459
Income tax	(74,754)	(37,018)
Net income	592,537	155,441
Other comprehensive income (items that may be subsequently reclassified to profit & loss)
Currency translation loss	(1,422)	(13,658)
Total comprehensive income	591,115	141,783
Gain per share attributable to owners of the parent – basic and diluted	0.01	0.00
Weighted average shares outstanding – basic and diluted	169,193,812	164,976,815

Net income (loss) for the period attributable to:
Non-controlling interest	(339,408)	564,607
Shareholders	931,945	(409,166)
Net income	592,537	155,441

Comprehensive income (loss) for the period attributable to:
Non-controlling interest	(339,408)	564,607
Shareholders	930,523	(422,824)
Total comprehensive income	591,115	141,783

	Three months ended January 31,
CONSOLIDATED CASH FLOW STATEMENTS	2023	2022
	$	$
Operating activities
Net income	592,537	155,441
Adjustments for non-cash items in net income:
Amortization of property and equipment	115,639	52,010
Amortization of property and equipment included in costs of inventory sold	276,562	147,463
Unrealized gain on changes in fair value of biological assets	(630,872)	(1,289,514)
Changes in fair value of inventory sold	606,715	1,010,478
Share-based compensation	-	7,499
Stock option expense	55,622	54,797
Accretion expense	164,108	151,685
Loss on disposal of property & equipment	168,144	6,250
Unrealized loss on marketable securities	-	167,804
Gain on fair value of derivative liability	(64,360)	-
Effects of foreign exchange	933	1,807
	1,285,028	465,720
Changes in non-cash working capital (Note 15)	(419,285)	(389,648)
Net cash provided by operating activities	865,743	76,072

Investing activities
Purchase of property and equipment and intangibles	(36,378)	(574,595)
Payments of acquisition payable	-	(2,000)
Net cash used in investing activities	(36,378)	(576,595)

Financing activities
Proceeds from convertible debentures	2,000,000	-
Proceeds from long-term debt	-	100,000
Proceeds from private placement	-	1,300,000
Repayment of long-term debt	(420,730)	(218,710)
Repayment of convertible debentures	(15,000)	-
Payments of lease principal	(487,973)	(186,922)
Net cash provided by financing activities	1,076,297	944,368

Change in cash	1,905,662	493,845
Cash balance, beginning	1,582,384	1,114,033
Cash balance, ending	3,488,046	1,607,878

SEGMENTED aEBITDA – THREE MONTHS ENDED JANUARY 31, 2023	Oregon	Michigan	Corporate	Consolidated
Sales revenues	1,955,720	2,574,820	-	4,530,540
Costs of goods sold, excluding fair value (“FV”) adjustments	(936,086)	(1,101,195)	-	(2,037,281)
Gross profit before fair value adjustments	1,019,634	1,473,625	-	2,493,259
Net fair value adjustments	(78,012)	102,169	-	24,157
Gross profit	941,622	1,575,794	-	2,517,416

Operating expenses:
General and administration	494,918	474,928	565,396	1,535,242
Depreciation and amortization	30,939	60,839	23,861	115,639
Share based compensation	-	-	55,622	55,622

Other income and expense:
Loss on sale of assets	(168,144)	-	-	(168,144)
Interest and accretion	(75,187)	(60,685)	(127,740)	(263,612)
Unrealized loss on derivative liability	-	-	64,360	64,360
Other income and expense	222,220	-	1,554	223,774
Net income (loss) before income tax	394,654	979,342	(706,705)	667,291
Income tax	24,754	50,000	-	74,754
Net income after tax	369,900	929,342	(706,705)	592,537

Add back (deduct) from net income after tax:
Net FV adjustments in costs of goods sold	78,012	(102,169)	-	(24,157)
Amortization of property & equipment included in cost of sales	152,443	124,119	-	276,562
Interest and accretion expense	75,187	60,685	127,740	263,612
Amortization of property and equipment	30,939	60,839	23,861	115,639
Share-based compensation	-	-	55,622	55,622
Unrealized gain on derivative liability	-	-	(64,360)	(64,360)
Income tax expense	24,754	50,000	-	74,754
EBITDA	731,235	1,122,816	(563,842)	1,290,209

Add back to EBITDA:
Compliance costs	-	-	17,997	17,997
Costs associated with acquisition of Golden Harvests	-	-	30,000	30,000
aEBITDA	731,235	1,122,816	(515,845)	1,338,206
aEBITDA margin %	37.4%	43.6%	-	29.5%

NOTES:

1.	The Company’s “Free cash flow” metric is defined by cash flow from operations minus capital expenditures.

2.	The Company’s “aEBITDA,” or “Adjusted EBITDA,” is a non-IFRS measure used by management that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. The Company defines “EBITDA” as the Company’s net income or loss for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities, the effects of fair-value accounting for biological assets and inventory, as well as other non-cash items and items not representative of operational performance as reported in net income (loss). Adjusted EBITDA is defined as EBITDA adjusted for the impact of various significant or unusual transactions. The Company believes that this is a useful metric to evaluate its operating performance.

NON-IFRS FINANCIAL MEASURES

EBITDA and aEBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has provided the non-IFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS.

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a craft cannabis company focused on delighting customers with premium flower and flower-derived products at fair prices. Our roots are in Southern Oregon where we have demonstrated our capabilities in the highly competitive and discerning Oregon market and, more recently, we successfully expanded our platform to Michigan. We combine our passion for product and value with a disciplined approach to growth, prioritizing profitability and return on capital. Our strategy is to pursue capital efficient methods to expand into new markets, bringing our craft quality and value to more consumers. We also continue to make modest investments to improve our outdoor craft cultivation capabilities in preparation for eventual interstate commerce.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward-looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer

Obie@grownrogue.com

Jakob Iotte

Director of Business

Development and IR

Jakeiotte@grownrogue.com

(458) 226-2100